Exhibit 99.1

INDEX ANNOUNCEMENT

S&P Dow Jones Indices Announces September 2024 Quarterly Rebalance of the S&P/ASX Indices

SYDNEY, SEPTEMBER 6, 2024: S&P Dow Jones Indices announced today the changes in the S&P/ASX Indices, effective prior to the open of trading on Monday, September 23, 2024, as a result of the September quarterly review.

S&P/ASX 20 Index – No change.

S&P/ASX 50 Index – No change.

S&P/ASX 100 Index – Effective Prior to the Open on September 23, 2024

Action	Code	Company
Addition	HUB	HUB24 Limited
Addition	SFR	Sandfire Resources Limited
Removal	DMP	Domino’s Pizza Enterprises Limited
Removal	LTM	Arcadium Lithium PLC

S&P/ASX 200 Index – Effective Prior to the Open on September 23, 2024

Action	Code	Company
Addition	GYG	Guzman Y Gomez Limited
Addition	WGX	Westgold Resources Limited
Addition	YAL	Yancoal Australia Limited
Removal	DHG	Domain Holdings Australia Limited
Removal	NAN	Nanosonics Limited
Removal	STX	Strike Energy Limited

S&P/ASX 300 Index – Effective Prior to the Open on September 23, 2024

Action	Code	Company
Addition	CSC	Capstone Copper Corp.
Addition	CU6	Clarity Pharmaceuticals Limited
Addition	DRO	DroneShield Limited
Addition	GTK	Gentrack Group Limited
Addition	GYG	Guzman Y Gomez Limited
Addition	IFT	Infratil Limited
Addition	IMM	Immutep Limited
Addition	IPX	IperionX Limited
Addition	MAC	Metals Acquisition Limited
Addition	NXL	Nuix Limited
Addition	OPT	Opthea Limited
Addition	RUL	RPMGlobal Holdings Limited
Addition	SLC	Superloop Limited
Addition	SPR	Spartan Resources Limited
Addition	WA1	WA1 Resources Limited
Addition	YAL	Yancoal Australia Limited
Removal	CXL	Calix Limited
Removal	CXO	Core Lithium Limited
Removal	GDI	GDI Property Group
Removal	GRR	Grange Resources Limited
Removal	OBL	Omni Bridgeway Limited
Removal	RNU	Renascor Resources Limited
Removal	TER	TerraCom Limited
Removal	TLG	Talga Group Limited

INDEX ANNOUNCEMENT

S&P/ASX All Technology Index – Effective Prior to the Open on September 23, 2024

Action	Code	Company
Addition	CAT	Catapult Group International Limited
Addition	FND	Findi Limited
Addition	OCL	Objective Corporation Limited

Any changes to constituent data can be viewed in the proforma files delivered to client SFTP accounts after market close today.

Any changes to index shares data for capped and equal weighted indices will be made available in proforma files delivered to client SFTP accounts after market close on Friday, September 13, 2024.

For more information about S&P Dow Jones Indices, please visit www.spglobal.com/spdji.

INDEX ANNOUNCEMENT

ABOUT S&P DOW JONES INDICES

S&P Dow Jones Indices is the largest global resource for essential index-based concepts, data and research, and home to iconic financial market indicators, such as the S&P 500® and the Dow Jones Industrial Average®. More assets are invested in products based on our indices than products based on indices from any other provider in the world. Since Charles Dow invented the first index in 1884, S&P DJI has been innovating and developing indices across the spectrum of asset classes helping to define the way investors measure and trade the markets.

S&P Dow Jones Indices is a division of S&P Global (NYSE: SPGI), which provides essential intelligence for individuals, companies and governments to make decisions with confidence. For more information, visit www.spglobal.com/spdji.

FOR MORE INFORMATION:

S&P Dow Jones Indices

index_services@spglobal.com

INDEX ANNOUNCEMENT